EIGER ANNOUNCES NEW ORDERS OF $6.3 MILLION

Toronto, September 18th 2002 /CNW/-- Eiger Technology (TSE: AXA, OTCBB: ETIFF) ("Eiger") is pleased to announce that its Eiger Net Inc. operating subsidiary has begun shipping on initial orders from Standard Telecom of Korea (KOSDAQ:
27890) to provide assembly and final testing of CDMA and GSM cellular telephones. Standard Telecom, with revenues of USD $100 million in 2001 and annualized revenues of US$250 million in 2002, manufactures cellular telephones under the Nixxo and other OEM brand names for the global marketplace including a significant strategic presence in China, Europe and the United States.

The initial orders amount to 12,000 CDMA units per month beginning September 2002, 10,000 GSM units in December 2002 and 50,000 GSM units per month from January to December 2003. The value of these initial orders to Eiger Net is USD $4,010,000 or CDN $6,335,800, and are expected to grow significantly as Eiger Net increases its production capacity over the ensuing months.

In addition, on September 16th 2002 Eiger Net, in conjunction with special related persons, completed a transaction to become the largest individual shareholder of Standard Telecom of Korea.

These events are the culmination of management initiatives at Eiger that began in July 2000 to invest in both high growth industries of telecommunications such as wireless and VoIP, and in emerging economies where the bulk of telecommunication infrastructure will be based on wireless and next generation telephony solutions (see press releases from July 8 2000 to July 4, 2001).

"We began our growth initiatives with Standard Telecom in 2000 but made a decision in July 2001 to delay those plans and focus on conserving working capital as we thought that the global economic slowdown was going to be more prolonged and severe than most people believed " said Gerry Racicot, CEO of Eiger. "During that time, however, we maintained our working relationship with Standard Telecom and, in fact, Y.K. Kim who was President of Eiger Net went on to become President of Standard Telecom. Over the past year we purchased Onlinetel, a VoIP telecommunications service provider and were looking at ways in which Eiger Net could channel its strengths in OEM manufacturing to both the telecommunications market and the potentially lucrative Chinese marketplace. I think it is fair to say that Eiger Net's investment in Standard Telecom and the initial orders received clearly mark a successful culmination of our initiatives."

Eiger Technology, Inc., headquartered in Toronto, Ontario is a publicly traded company listed on the Toronto Stock Exchange. Visit Eiger Technology, Inc's. Website at www.eigertechnology.com. For more information please contact, Roland P. Austrup, Vice-President at (416) 216-8659.


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The management of the company, who take full responsibility for its content, prepared this press release. The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release. This press release contains forward-looking statements relating to future events and results that are based on Eiger's current expectations. These statements involve risks and uncertainties including, without limitation, Eiger's ability to successfully develop and market its products, consumer acceptance of such products, competitive pressures relating to price reductions, new product introductions by third parties, technological innovations, and overall market conditions. Consequently, actual events and results in future periods may differ materially from those currently expected.